Exhibit 2.2

Lixiang Education Holding Co., Ltd. – Class A Ordinary Shares

(Incorporated under the laws of the Cayman Islands)

Number	Shares

Share Capital is US$2,000,000 divided into

20,000,000,000 shares of a par value of US$0.0001 each, comprising of

(i) 19,700,000,000 Class A Ordinary Shares of a par value of US$0.0001 each,

(ii) 100,000,000 Class B Ordinary Shares of a par value of US$0.0001 each, and

(iii) 200,000,000 shares of a par value of US$0.0001 each of such class or classes
(however designated) as the board of directors may determine in accordance with the Articles.

THIS IS TO CERTIFY THAT ______________________________________

is the registered holder of ______________________________________

Class A Ordinary Shares in the above-named Company subject to the Memorandum and Articles of Association thereof.

EXECUTED for and on behalf of the said Company on

by:

DIRECTOR